Exhibit 99.1

Hamilton, Bermuda
November 7, 2024
Flex LNG Ltd (“Flex LNG” or the “Company”) (NYSE/OSE: FLNG) is pleased to announce it has agreed with the Charterer of Flex Courageous and Flex Resolute, a Supermajor, to amend the existing Time Charter Agreements (“TC”) for the two LNG carriers where the parties have agreed a new firm period from 2029 to 2032 which may be extended by an additional seven years in total until 2039.
As communicated by the Company on November 1, 2021, Flex LNG and the Charterer then agreed TCs for the two ships with commencement during the first quarter of 2022 where the firm period was three years for each of the LNG carriers and where the Charterer could extend each ship by two additional two-year periods. In the event both extension options are declared, the period would thus increase to seven years under each of the TCs i.e. the TCs have a contract structure of 3 years firm plus 2+2 optional years.
As further announced on January 18, 2024, and February 23, 2024, respectively, the Charterer declared the first two-year options to extend the firm period for the ships from first quarter of 2025 until first quarter of 2027. Hence, the Charterer currently has remaining options to extend the period for each ship by another two-year period until first quarter of 2029. These two options are declarable in the first quarter of 2026.
Under the amended TC for both ships, the Charterer has added a minimum three-year firm period from 2029 until 2032. At the same time, the Charterer has the option to extend each TC by three additional periods consisting of two periods of each two years while the last period is for three years. Hence, the parties have agreed to add an additional contract structure of 3-year firm plus 2+2+3-optional years to the existing TCs from 2029 onwards. In the event, the Charterer utilizes all its new extension options, the redelivery of the ships will be 2039. The new firm periods, with associated options, are agreed regardless of whether the Charterer declares the last existing extension option from 2027 to 2029 for the two ships. However, we find it likely that this extension option also will be utilized given the new firm period from 2029.

Øystein Kalleklev, CEO of Flex LNG Management AS commented:
“We are happy to announce another substantial charter extension for Flex Courageous and Flex Resolute. Customer satisfaction is paramount to Flex LNG and we therefore focus on delivering not only advanced vessels, but also a superior service level in everything we do from shore to sea. Hence, we are very pleased that our existing Charterer have agreed to continue to work together with us for a very long period to come. This extension fits with our communicated strategy of fixing our ships for longer duration at higher rates.”

For further information, please contact:
Mr. Øystein Kalleklev, CEO of Flex LNG Management AS
Telephone: +47 23 11 40 00
Email: ir@flexlng.com
About Flex LNG
Flex LNG is a shipping company focused on the growing market for Liquefied Natural Gas (LNG). Our fleet consists of thirteen LNG carriers on the water and all of our vessels are state-of-the-art ships with the latest generation two-stroke propulsion (MEGI and X-DF). These modern ships offer significant improvements in fuel efficiency and thus also carbon footprint compared to the older steam and four-stroke propelled ships. Flex LNG is listed on the New York Stock Exchange as well as Oslo Stock Exchange under the ticker FLNG.
This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.